Exhibit 99.1

Ballard-Powered Fuel Cell Tram-Buses From Van Hool Now in Revenue Service in France

VANCOUVER and PAU, FRANCE, Dec. 17, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that 8 ExquiCity tram-buses built by Van Hool NV ("Van Hool"; www.vanhool.be) and powered by 8 Ballard FCveloCity®-HD 100-kilowatt fuel cell modules have been inaugurated at a ceremony in Pau, France and are now in revenue service in Pau's Bus Rapid Transit System.

Van Hool ExquiCity tram-bus (CNW Group/Ballard Power Systems Inc.)

Today's ceremony was attended by local dignitaries, including Mr. François Bayrou, Mayor of Pau. The Van Hool ExquiCity tram-bus also received the prestigious "Bus of the Year" award and the "Ecology Label" sustainability award at the Busworld Europe event held in October 2019 in Brussels, Belgium.

Ballard initially announced a Letter of Intent in September, 2017 and shipped modules to Van Hool in 2018. These first ever fuel cell-powered tram-buses were subsequently delivered to Pau in 2019 and are being operated by the SMTU-PPP (Syndicat Mixte de Transports urbains – Pau Portes des Pyrénées) and the STAP (Société de Transport de l'Agglomération Paloise).

The clean energy hybrid tram-buses use fuel cells for primary power and lithium batteries for additional power when needed, with the only emission being water vapour. Each tram-bus is over 18 meters (60 feet) long, has capacity for 125 passengers and can operate more than 300 kilometers (185 miles) between hydrogen refuelings.

In addition to environmental benefits, hybrid fuel cell tram-buses offer a number of important advantages, including: high level of operational flexibility and productivity; high level of passenger comfort and safety; lower cost than a traditional tram.

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S said, "This first ever deployment of fuel cell-powered tram-buses is an exciting event in our ongoing partnership and collaboration with Van Hool, a leading European bus OEM. It also represents another step forward in the growing momentum behind zero-emission fuel cell adoption in Europe's transportation sector. Ballard's customer service organization at our Hobro, Denmark facility is available to support the ExquiCity fleet as well as all other Ballard-powered buses operating in Europe."

The tram-bus deployment in Pau is partially funded by Europe's FCH-JU program. GNVERT, a subsidiary of ENGIE, constructed and operates the hydrogen refueling station for the tram-buses.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree +1.604.412.7919, media@ballard.com, or investors@ballard.com, or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 17-DEC-19